UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2013

Compañía Cervecerías Unidas S.A.

(Exact name of registrant as specified in its charter)

United Breweries Company, Inc.

(Translation of registrant’s name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Vitacura 2670, 23rd floor, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On September 13, 2013, Compañía Cervecerías Unidas S.A. (United Breweries Company, Inc.) (the “Company”) issued a press release (attached hereto as Exhibit 99.1) announcing the launch of its rights offering and pricing of its share offering, in connection with the capital increase approved by the Company’s shareholders on June 18, 2013, for 51,000,000 shares of common stock.

Exhibits

Exhibit 99.1.	Press release issued by Compañía Cervecerías Unidas S.A. (United Breweries Company, Inc.) on September 13, 2013, announcing the launch of its rights offering and pricing of its share offering, in connection with the capital increase approved by the Company’s shareholders on June 18, 2013, for 51,000,000 shares of common stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervercerías Unidas S.A.
(United Breweries Company, Inc.)

By:	/s/ Felipe Arancibia
Name:	Felipe Arancibia
Title:	Corporate Finance and IR Manager

Date: September 13, 2013

EXHIBITS INDEX

Exhibit 99.1.	Press release issued by Compañía Cervecerías Unidas S.A. (United Breweries Company, Inc.) on September 13, 2013, announcing the launch of its rights offering and pricing of its share offering, in connection with the capital increase approved by the Company’s shareholders on June 18, 2013, for 51,000,000 shares of common stock.